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SHERRITT COAL PARTNERSHIP II

January 6, 2003

To:   Shareholders of Fording Inc.

From: Sherritt International Corporation and Ontario Teachers' Pension Plan

    We are pleased to inform you that we have improved our superior offer for all the outstanding shares of Fording Inc. In addition to increasing the cash component of our offer, we are offering Fording shareholders an income trust unit with greater cash flow, lower risk and more value than the Fording-Teck proposal. Sherritt and Teachers' have committed a significant amount of time and effort communicating with Fording shareholders. In light of these discussions, and in consultation with our financial advisors, we have today improved our offer to provide you with EVEN MORE REASONS TO TENDER YOUR SHARES:

    - HIGHER CASH CONSIDERATION: The Partnership has increased the aggregate amount of cash available to Fording shareholders from C$850 million to C$965 million and will now offer Fording shareholders approximately C$20.00 per share, up from C$17.63 per share, at a maximum cash proration;

    - INCREASED TARGET Q1 2003 DISTRIBUTABLE CASH FLOW: The target first quarter 2003 distributable cash flow per unit for the Canadian Coal Trust has been increased to C$1.14 from C$1.05 as a result of the reduction of fully-diluted units outstanding from 57.8 million to 53.2 million;

    - IMPROVED SUBORDINATION LEVELS AND EXTENDED SUBORDINATION PERIOD TO TWO
      YEARS: Subordination demonstrates Sherritt and Teachers' confidence in Canadian Coal Trust's ability to achieve the expected cost savings. During every quarter of 2003, the Partnership has increased its subordination provided to public holders from C$1.05 to C$1.14 per unit. The Partnership will also extend this subordination protection to cover every quarter in 2004 and will increase the base subordination level to C$1.30 per unit for each quarter in 2004. The per unit subordination level in 2004 of C$1.30 will be subject to adjustment, upwards or downwards, based on the average realized coal price for each quarter of 2004 compared to the average realized price for 2003. The maximum subordination amount for each quarter in 2003 and 2004 will be C$11.25 million, for an aggregate maximum of C$45 million annually; and

    - REGULATORY CLEARANCES RECEIVED: The Partnership has received the clearances it requires under Canadian and U.S. competition and anti-trust laws in connection with its offer to acquire Fording.

    REMEMBER, FORDING SHAREHOLDERS MUST REJECT THE FORDING-TECK PROPOSAL AT FORDING'S SHAREHOLDERS' MEETING ON JANUARY 22, 2003 IN ORDER TO TAKE ADVANTAGE OF THIS IMPROVED SUPERIOR OFFER FROM THE PARTNERSHIP.

1133 YONGE STREET, TORONTO, ONTARIO, CANADA M4T 2Y7
TEL: 416 934-7655 FAX: 416 934-7640
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    We believe the Canadian Coal Trust would create substantially more value for
Fording shareholders than the trust proposed under the Fording-Teck plan due to:

    - GREATER GROWTH POTENTIAL IN DISTRIBUTABLE CASH FLOW PER UNIT: Canadian Coal Trust's first quarter 2003 distributable cash flow per unit target includes 1/3 of the total expected C$50 million in annual cost savings. This cash flow per unit would increase by C$0.16 to C$1.30 per quarter or C$5.20 annually if the C$50 million annual cost savings were fully realized immediately. This is the basis for the Partnership's 2004 subordination level of C$1.30 per unit. In addition, it is expected that Canadian Coal Trust's quarterly distributable cash flow per unit would increase even further once Line Creek and Cheviot reach normalized production levels.

      Once the higher than normal overburden removal at Line Creek is completed in early 2003, EBITDA is expected to recover to near 1998 levels (approximately C$42 million based upon current metallurgical coal pricing). In addition, subject to the determination of the independent trustees of the Canadian Coal Trust, once Cheviot is developed after capital expenditures of approximately C$80 million, its annual metallurgical coal production is anticipated to be 2.0 million tonnes, which could generate EBITDA of approximately C$30 million, assuming current metallurgical coal prices and a cost structure consistent with that of the Luscar mine on a normalized basis;

    - GREATER OPPORTUNITY FOR COST SAVINGS: Canadian Coal Trust expects to generate approximately C$50 million in annual cost savings, excluding marketing and blending synergies, whereas Fording has indicated it anticipates achieving only approximately half that amount in cost savings, with an additional C$25 million coming from marketing and blending synergies. The enhanced cost savings are primarily driven by three factors:

          (i) CLOSER GEOGRAPHIC PROXIMITY OF MINES -- The Line Creek mine is contiguous with certain Fording mines, enabling easier sharing of equipment, resources and personnel; Teck Cominco's Elkview mine operations are farther away from any of the Fording mine operations, making such efficiencies more difficult. Furthermore, there are a number of potential pit areas within the Line Creek property that could be economically and synergistically developed as an extension of Fording's Greenhills operations;

         (ii) INCREASED VOLUME THROUGH NEPTUNE TERMINALS -- Current excess capacity of Neptune Terminals is estimated to be 4 million tonnes annually, with an additional 4 million tonnes available with minimal capital expenditures. Based on Luscar's previous experience, shifting coal shipments from Westshore Terminals to Neptune Terminals has generated cost savings of approximately C$2.50 per tonne, including any variance in rail switching costs. In addition, the ability to ship through both the Westshore and Neptune terminals will provide greater flexibility and security in managing coal shipments; and

        (iii) LINE CREEK MINERAL TAX POOL -- Given the geographic proximity of the mines and the anticipated plans to operate them as a cohesive unit, the Partnership believes that the C$300 million mineral tax pool at the Line Creek mine can be applied against profits earned by Fording's contiguous metallurgical operations.
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    - LESS INDEBTEDNESS: Canadian Coal Trust is expected to have pro forma consolidated debt of approximately C$300 million, excluding working capital, which includes the costs of unwinding Fording's foreign exchange hedge, the C$51 million break-up fee payable by Fording to Teck Cominco and Westshore Terminals and other costs and fees associated with this transaction. If the Cheviot project proceeds, debt levels are expected to be a maximum of C$380 million. Fording's proposed trust is expected to have pro forma debt of approximately C$425 million, excluding working capital. This indebtedness will increase by approximately C$50 million to a total of C$475 million once certain capital expenditures associated with Fording's Prairie operations are funded with new debt. Canadian Coal Trust's lower debt level will be achieved, in part, by the monetization of Fording's thermal coal assets;

    - NO HEDGE EXPOSURE: The Partnership will eliminate Fording's
      USD$1.5 billion foreign exchange hedge position with an estimated mark-to-market liability of C$95 million (as of January 3, 2003), eliminating the possibility of further losses that would reduce distributable cash flow per unit due to the hedge. For the nine months ended September 30, 2002, Fording experienced hedging losses of C$65 million. While the Fording hedge loss is expected to be lower in 2003, Fording's hedge loss could still be approximately C$0.25 per Fording trust unit in 2003 based on current exchange rates;

    - NO DILUTION: Under the Fording-Teck proposal, Teck's 38% partnership interest is exchangeable at any time for an unknown number of trust units, which could result in significant dilution of public unitholders' distributable cash flow per unit. In addition, the generous management option plan could dilute public unitholders by approximately 9%. There will be no dilution under the Partnership's proposal;

    - STRONG CORPORATE GOVERNANCE: Unitholders will be protected by a strong corporate governance structure. The Canadian Coal Trust will have all independent trustees and its operating company will have a majority of independent board members. Under the Fording-Teck proposal, both the Fording Trust and Fording Inc. (the operating company) will have a majority of its trustees and board members, respectively, nominated by Teck Cominco and Westshore Terminals; and

    - HIGH QUALITY METALLURGICAL COAL ASSETS ACQUIRED AT A BETTER VALUE: The Line Creek mine produces the second highest quality coal in the Elk Valley region. The Partnership acknowledges that Teck Cominco's Elkview mine also produces high quality coal, but believes that Fording would be overpaying for the asset. The Fording Trust proposes to acquire the Elkview mine at an estimated purchase price of C$125 per tonne of coal produced, which is more than double the estimated C$58 per tonne that the Canadian Coal Trust would pay for the Met Coal Assets. Notwithstanding the high quality of coal produced at the Elkview mine, the structure of the Fording-Teck proposal can only offer Fording shareholders a target distribution of C$1.05 per unit in the first quarter of 2003, whereas Canadian Coal Trust is able to offer a target distribution of C$1.14 per unit.

      In addition, there is significant and credible upside potential in the cash flow produced by the Met Coal Assets due to the expected cost reductions at Line Creek and the development of the Cheviot mine, while the Elkview mine is more mature with limited growth prospects. The fact that the Met Coal Assets provide better value to the Canadian Coal Trust than the Elkview mine provides to the Fording Trust is supported by the Canadian Coal Trust's higher initial distributable cash flow per unit target, greater distributable cash flow per unit growth potential and enhanced cost savings and synergy potential.
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          WE URGE YOU TO TENDER YOUR SHARES TO SHERRITT AND TEACHERS'
                            IMPROVED SUPERIOR OFFER

    The combination of the Fording, Luscar and CONSOL metallurgical coal assets will create a powerful income trust, better able to compete in the global market. Our improved superior offer provides shareholders with MORE CASH today and MORE VALUE tomorrow.

    WE URGE YOU TO VOTE AGAINST THE FORDING-TECK PLAN OF ARRANGEMENT TODAY by signing, dating and returning the YELLOW proxy voting AGAINST the Fording-Teck plan of arrangement.

    Sherritt and Teachers' improved superior offer expires at 8:00 p.m. (Toronto time) on January 23, 2003.

    We encourage you to read the improved superior offer accompanying this letter for further details about our offer and how it benefits you.

    We thank you very much for your consideration of our offer.

Yours truly,

SHERRITT COAL PARTNERSHIP II

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
  [SIGNATURE]                                    [SIGNATURE]
Ian W. Delaney                                   Brian J. Gibson
Chairman                                         Senior Vice President, Global Active Equities
Sherritt International Corporation               Ontario Teachers' Pension Plan
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        IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR
  DELIVERING YOUR PROXY TO VOTE AGAINST THE FORDING PROPOSAL, OR IN TENDERING
   YOUR FORDING SHARES TO THE SHERRITT AND TEACHERS' IMPROVED SUPERIOR OFFER,
                                  PLEASE CALL:

                           INNISFREE M&A INCORPORATED
                            1-877-750-5837 (English)
                           1-877-750-9499 (Francais)
                (Banks and Brokers Call Collect: 1-212-750-5833)

NOTE TO INVESTORS

    IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, SHERRITT COAL ACQUISITION INC. HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION A
SCHEDULE 14D-1F/A AND SHERRITT INTERNATIONAL CORPORATION AND THE CANADIAN COAL TRUST HAVE FILED A REGISTRATION STATEMENT BOTH CONTAINING AN OFFER AND CIRCULAR, AND WILL FILE AMENDMENTS THERETO, RELATING TO THE PROPOSED BUSINESS COMBINATION DESCRIBED IN THIS LETTER. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SHERRITT COAL ACQUISITION INC., SHERRITT INTERNATIONAL CORPORATION, THE CANADIAN COAL TRUST, FORDING INC. AND THE PROPOSED BUSINESS COMBINATION. COPIES OF THE DOCUMENTS (WHEN AVAILABLE) AS WELL AS OTHER SEC FILINGS OF SHERRITT COAL
ACQUISITION INC., SHERRITT INTERNATIONAL CORPORATION AND THE CANADIAN COAL TRUST MAY BE OBTAINED, FREE OF CHARGE, FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM SHERRITT COAL ACQUISITION INC. BY DIRECTING A REQUEST TO INVESTOR RELATIONS, 1133 YONGE STREET, TORONTO, ONTARIO, CANADA M4T 2Y7, TELEPHONE
(416) 934-7655.